December 14, 2004

Mail Stop 4-6

Joel A. Ronning
Chief Executive Officer
Digital River, Inc.
9625 W. 756th Street, Suite 150
Eden Prairie, MN 55344

Re:	Digital River, Inc.
	Form S-3 filed November 18, 2004
	Registration no. 333-120602

Dear Mr. Ronning,

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We are unclear why you have included a table showing your ratio of earnings to fixed charges in this resale registration statement relating to common stock. Please advise.

Selling Securityholders, page 21-22

2. Please confirm that none of the selling stockholders are affiliates of registered broker-dealers.

3. Please identify the natural persons who exercise voting and/or dispositive powers over the securities held by the Liden Family Trust and by Swenson Advisors, Ltd. See Interpretation I.60 of the July 1997 manual of publicly available CF telephone interpretations, as well as interpretation 4S of the Regulation S-K portion of the March
1999 supplement to the CF telephone interpretation manual.


Plan of Distribution, pages 23-24

4. We note that the selling shareholders may engage in short sales of your common stock. Please confirm that you are aware of Corporation
Finance Telephone Interpretation A.65.

Closing

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

	Any questions may be directed to Hugh Fuller at (202) 942-
1813.

								Sincerely,


								Barbara C. Jacobs
								Assistant Director

CC:	Michael J. Sullivan
	Howard Rice Nemerovski Canady Falk & Rabkin,
	A Professional Corporation
	Three Embarcadero Center, 7th Floor
	San Francisco, CA 94111
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